NO ACT

DC
PE
12-21-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

Received SEC
FEB 22 2008
Washington, DC 20549

February 22, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/22/2008

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Johnson & Johnson
Incoming letter dated December 21, 2007

Dear Ms. Ising:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Johnson & Johnson by the Free Enterprise Action Fund. We also have received a letter from the proponent dated January 4, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Steven J. Milloy
Managing Partner & General Counsel
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

GIBSON, DUNN & CRUTCHER LLP
LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

eising@gibsondunn.com

December 21, 2007

Direct Dial
(202) 955-8287
Fax No.
(202) 530-9631

Client No.
C 45016-01913

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: *Shareholder Proposal of the Free Enterprise Action Fund*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Johnson & Johnson (the "Company"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from the Free Enterprise Action Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") prepare a "Global Warming Report," which "may describe" how the Company's actions to "reduce its impact on global climate change [have] affected global climate in terms of any changes in mean global temperature and any undesirable climactic and weather-related events and disasters avoided." A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. For the reasons set forth below, we ask that the Staff concur that the Proposal may be omitted pursuant to Rule 14a-8(i)(10) because the Company has published a report on global warming that substantially implements the Proposal.

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management . . . ." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g.*, *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 40018 at n.30 and accompanying test (May 21, 1998); *see also* Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983). Instead, the Staff has noted that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *The Talbots, Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

As noted above, Commission statements and Staff precedent with respect to Rule 14a-8(i)(10) confirm that the standard for exclusion is that a shareholder proposal be substantially implemented, not fully effected. In other words, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a company has implemented the essential objective of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the shareholder proponent. *See* Exchange Act Release No. 20091 (Aug. 16, 1983). *See also Honeywell Int'l Inc.* (avail. Jan. 31, 2007); *Sun Microsystems, Inc.* (avail. Sept. 12, 2006); *General Motors Corp.* (avail. Apr. 5, 2006); *Tiffany & Co.* (avail. Mar. 14, 2006); *The Boeing Co.* (avail. Mar. 9, 2005); *The Home Depot, Inc.* (avail. Mar. 7, 2005) (each allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that any future poison pill be put to a shareholder vote "as soon as possible" or "within 4-months" where the company had a poison pill policy in place that required a shareholder vote on any future poison pill within one year). *See also Schering-Plough Corp.* (avail. Feb. 2, 2006); *Northrop Grumman Corp.* (avail. Mar. 22, 2005); *Southwest Airlines Co.* (avail. Feb. 10; 2005) (each permitting exclusion of a shareholder proposal seeking declassification of the company's board of directors "in the most expeditious manner possible" when the company planned to phase in declassification of the board of directors such that the directors were elected to one-year terms as their current terms expired).

In the instant case, the Proposal requests that the Company prepare a "Global Warming Report" and suggests some topics that could be included in the report. Thus, the essential objective of the Proposal is that the Company inform shareholders about its activities regarding global warming. The Company has published a collection of materials on its publicly available website related to global warming (collectively, the "Global Warming Information"), including:

- A climate change report titled "Johnson & Johnson Energy and Climate Change," a copy of which is attached hereto as Exhibit B, that among other things reviews (1) the Company's goal of reducing carbon dioxide (CO_2) emissions, (2) the Company's actions to meet this goal, (3) the Company's advocacy efforts regarding climate change, and (4) the impact of Company actions regarding global warming.

- The Company's 2006 Sustainability Report (which is updated annually), the relevant portions of which are attached hereto as Exhibit C, which reviews the Company's actions to (1) address climate change and conserve energy, (2) reduce the Company's impact on energy consumption and greenhouse gas emissions, and (3) reduce emissions from the Company's fleet.

- The Company's "Climate Friendly Energy Policy," a copy of which is attached hereto as Exhibit D, that describes the Company's greenhouse gas reduction goals for each company and business unit.

We note that the Proposal indicates that the requested report "may describe" how the Company's actions to "reduce its impact on global climate change [have] affected global climate in terms of any changes in mean global temperature and any undesirable climactic and weather-related events and disasters avoided." The Proposal does not require that such information be included in the requested report. Nevertheless, the discussion titled "Johnson & Johnson Energy and Climate Change" in the Global Warming Information addresses these suggestions when it notes, "We believe we have a responsibility in this area, even if the impact on global climate and the other environmental benefits attributed to our actions alone, including our specific CO_2 reductions, have been insignificant." Thus, through the Global Warming Information, the Company has substantially implemented the Proposal by reporting extensively on the Company's policies and practices with respect to global warming.

The Company's substantial implementation of the Proposal by publishing the Global Warming Information on its website is similar to the numerous instances in which the Staff has concurred that a company substantially implemented a proposal requesting a sustainability report. For example, in *Honeywell International Inc.* (avail. Feb. 21, 2007), the Staff concurred with the exclusion under Rule 14a-8(i)(10) of a proposal requesting a sustainability report where the company posted numerous disclosures on the company's website relating to sustainability issues. *See also Raytheon Co.* (avail. Jan. 25, 2006). Similarly, the components of the Company's Global Warming Information are presented in such close proximity and are so easily accessible via the "Environment" page in the "Social Responsibility" section of the Company's website that they should be deemed to be delivered in one "envelope." *See* Securities Act Release No. 7856, "SEC Interpretation: Use of Electronic Media" (Apr. 28, 2000).

Moreover, consistent with Staff precedent, the Proposal is excludable because the Global Warming Information substantially implements the essential objective of the proposal. *See, e.g., Tiffany & Co.* (avail. Mar. 14, 2006) (concurring with the exclusion of a proposal requesting that a shareholder vote follow the adoption of any poison pill "as soon as may be practicable" where the company's policy was to seek a vote "within one year after the effective date of the poison pill . . . or expire on the first anniversary of its effective date"); *The Gap, Inc.* (avail. Mar. 16, 2001) (concurring that a proposal requesting a report on the child labor practices of the company's vendors was substantially implemented by the adoption of a code of vendor conduct, the monitoring of vendor compliance and the publishing of related information, despite the fact that the company's report did not provide all the information sought by the proposal).

In addition, the Global Warming Information is distinguishable from instances in which the Staff has refused to concur that a company's report on global warming substantially implemented a shareholder proposal. For example, in *General Motors Corp.* (avail. Mar. 30, 2006), the Staff was unable to concur that the company could exclude pursuant to Rule 14a-8(i)(10) a proposal calling for an annual "Scientific Report on Global Warming/Cooling," which "would include" information on five specified points. The company requested no-action relief, claiming that it had substantially implemented the proposal in the form of a previously published report. In response, the proponent identified five specific pieces of information that were required by the proposal but were not provided in the company's proffered implementation. In contrast, the Proposal does not request any specific information; it simply requests a "Global Warming Report," which "may include" certain information at the Board's discretion. Therefore, unlike in *General Motors*, there are no discrepancies between the information required by the Proposal and the information provided by the Company's implementation. Instead, the Global Warming Information "compare[s] favorably with the guidelines of the [P]roposal."

For these reasons, we believe that the Global Warming Information substantially implements the essential objective of the Proposal, and the Proposal may properly be excluded pursuant to Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2008 Proxy Materials in reliance on Rule 14a-8(i)(10). We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287, my colleague Amy L. Goodman at (202) 955-8653 or Steven M. Rosenberg, the Company's Corporate Secretary and Assistant General Counsel, at (732) 524-2452.

Sincerely,

Elizabeth A. Ising

EAI/rez
Enclosures

cc: Steven M. Rosenberg, Johnson & Johnson
Steven J. Milloy, Action Fund Management, LLC

100355094_6.DOC

EXHIBIT A

action fund
management, LLC
12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

Post-it® Fax Note 7671	Date 11/13/07	# of pages ▶ 2
To Steven Rosenberg	From Steven Milloy	
Co./Dept. Corp Sec.	Co. AFM/FEAOX	
Phone #	Phone # 301 258 2852	
Fax # 732-524-2185	Fax #	

BY FAX

November 13, 2007

Steven M. Rosenberg
Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Rosenberg:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Johnson & Johnson's (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund ("FEAOX") is the beneficial owner of approximately 2528 shares of the Company's common stock, 1548 shares of which have been held continuously for more than a year prior to this date of submission. The FEAOX intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder's appropriate verification of the FEAOX's beneficial ownership will follow.

The FEAOX's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAOX. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAOX, Owner of Johnson & Johnson Common Stock

Attachment: Shareholder Proposal: Global Warming Report

Global Warming Report

Resolved: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, a Global Warming Report. The report may describe and discuss how action taken to date by Johnson & Johnson to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided.

Supporting Statement:

Johnson & Johnson supports action on global warming. Johnson & Johnson is a member of the U.S. Climate Action Partnership (USCAP), a group that lobbies for global warming regulation.

But scientific data show that atmospheric levels of carbon dioxide, the greenhouse gas of primary concern in global warming, do not drive global temperature. *See e.g.*, http://youtube.com/watch?v=XDI2NVTYRXU.

Even assuming for the sake of argument that atmospheric carbon dioxide levels affect global temperatures, the U.S. Environmental Protection Agency recently projected that U.S. regulation of manmade greenhouse gas emissions would have a trivial impact on atmospheric concentrations of carbon dioxide. *See* http://www.epa.gov/climatechange/downloads/s1766analysispart1.pdf.

So U.S. greenhouse gas regulation is not likely to discernibly affect global climate.

Global warming regulation is expected to harm the economy. The Congressional Budget Office, U.S. Department of Energy and prominent economists such as Alan Greenspan, Arthur Laffer and Greg Mankiw all say that cap-and-trade — a type of greenhouse gas regulation promoted by USCAP — would reduce economic growth. *See e.g.*, http://www.junkscience.com/failure_to_disclose.pdf.

Shareholders want to know how Johnson & Johnson's actions relating to global warming may be affecting global climate.

EXHIBIT B

Johnson & Johnson Energy and Climate Change

Johnson & Johnson believes that climate change is real and that there is compelling evidence from the scientific community that human activity is responsible – that the greenhouse gasses (GHG) our society emits are contributing to global warming. As a health care provider, we understand that climate change could negatively affect human health. Therefore, we have taken sustained, long-term action to address GHG emitted from our operating companies. In appropriate venues and ways, we are using our influence to increase global awareness of climate change and support good public policy. In 1999, we established a goal to reduce carbon dioxide (CO_2) emissions – our most prevalent GHG – from our facilities worldwide in absolute terms: a 7% reduction by 2010 when compared to our 1990 baseline. This goal was reaffirmed in 2003 when we adopted our worldwide Climate Friendly Energy Policy. Click here to review our progress against our goals.

Our Pathway

To achieve its targets, Johnson & Johnson is improving energy efficiency, installing on-site cogeneration and renewable energy projects, purchasing green power and purchasing carbon offsets. As of April, 2007, Johnson & Johnson is the largest corporate user of on-site solar energy in the United States, according to the World Resources Institute. In addition, according to the EPA Green Power Partnership, Johnson & Johnson is the 6th largest purchaser of renewable energy in the US.

Our Advocacy

Johnson & Johnson was a charter member of The Climate Group (based in the United Kingdom) and the World Resources Institute Green Power Market Development Group and the World Wildlife Fund Climate Savers program. We support the Carbon Disclosure Project, and we have been making annual reports since 2004. Johnson & Johnson has publicly called for the establishment of a long-term production tax credit for renewable energy projects in the United States. We have also publicly supported the groundbreaking climate change legislation in California and New Jersey.

In May, 2007, we joined the US Climate Action Partnership (USCAP), a coalition of companies and environmental advocacy groups that are working with legislators in Washington DC to develop meaningful federal policy to address climate change. Climate change is a global problem, and we believe a coordinated, global solution is necessary.

Our Impact

According to the UN Intergovernmental Panel on Climate Change, global GHG emissions from human activity were 49.0 *billion* metric tons in 2004 (Fourth Assessment Report, Climate Change 2007: Synthesis Report, Summary for Policymakers). In 2006, Johnson & Johnson operating companies emitted approximately 1.3 million metric tons of CO_2 to the atmosphere from the use of fuel and electricity at our facilities around the world. While our emissions are a relatively small part of the total, most scientists agree that the collective actions of many to reduce CO_2 emissions can mitigate both the adverse consequences and resulting costs of climate change. We believe we have a responsibility in this area, even if the impact on global climate and the other environmental benefits attributed to our actions alone, including our specific CO_2 reductions, have been insignificant.

In addition to fulfilling our social responsibility, the investments we have made to reduce CO_2 emissions have returned good value to the Company. We have achieved significant cost savings from energy conservation and CO_2 reduction projects. The energy efficiency program has resulted in over $30 million annualized savings over the last 10 years and our GHG reduction projects are achieving an average 16% internal rate of return.

Document can be located at: http://www.jnj.com/community/environment/policies/Climate_Change_Discussion.pdf

EXHIBIT C


PASSION, PERFORMANCE, POSSIBILITIES
2006 Sustainability Report

PROTECTING OUR ENVIRONMENT

Johnson & Johnson has had environmental goals for more than 15 years, setting new long-term goals every five years. We have reduced our environmental impacts significantly during this time. In 2006, we embarked on our newest 5-year goal period. The Healthy Planet 2010 goals (2006 to 2010) were developed after extensive stakeholder engagement with government representatives, nongovernmental organizations, other companies, academic thought leaders and Johnson & Johnson Family of Companies employees at all levels.

HEALTHY PLANET 2010 GOAL CATEGORIES

Energy Use – Carbon Dioxide Reduction
Water Use
Paper and Packaging
Waste Reduction
Product Stewardship
Environmental Literacy
Transparency
Biodiversity
Compliance
External Manufacturing

HEALTHYPLANET 2010

Each of the goals is discussed in more detail in individual sections of this report.

ADDRESSING CLIMATE CHANGE AND CONSERVING ENERGY

OUR POSITION Climate change is real. There is compelling evidence from the scientific community that human activity is responsible — that the greenhouse gases (GHG) our society emits are contributing to global warming. As a health care provider, Johnson & Johnson understands that climate change could negatively affect human health. Therefore, we have taken sustained, long-term action to address GHG emitted from our operating companies. In appropriate venues and ways, we are using our influence to increase global awareness of climate change and support good public policy.

The management style of Johnson & Johnson is one that looks toward the long term. In 1999, we established a goal to reduce carbon dioxide (CO_2) emissions — our most prevalent GHG — from our facilities worldwide in absolute terms: a seven percent reduction by 2010 when compared to our 1990 baseline. This goal was reaffirmed in 2003 when we adopted our worldwide *Climate Friendly Energy Policy*.

OUR PROGRESS From 1990 to 2006, while our worldwide sales increased by 372 percent, Johnson & Johnson companies cut CO_2 emissions by 16.8 percent on an absolute basis. We have already achieved the emissions reduction goal established for 2010 by improving energy efficiency, installing on-site cogeneration and renewable energy projects (see section on renewable energy), purchasing green power and purchasing carbon offsets. Our challenge now is to maintain these levels as our business continues to grow.



CO2 Emissions 1990-2006 vs. Sales
(Million kg)
974 979 974 990 961 941 991 989 990 990 958 1000 1049 1042 941 871 810
905
$11.3
$53.3
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06
2010 Goal (7% reduction from 1990)
Sales (U.S. dollars in billions)

Our CO_2 emissions reporting follows the Greenhouse Gas Inventory protocol developed by the World Resources Institute and the World Business Council for Sustainable Development. The protocol requires that we recalculate historical emissions to reflect acquisitions, divestitures and mergers, so that all data shown on the chart represent emissions from the same business entities over time.

OUR PATHWAY With senior management's commitment, Johnson & Johnson companies chose to fund GHG-reducing capital projects that meet lower rates of return than we would otherwise accept on typical business investments. Some projects, like cogeneration, have good financial returns. However, others — such as on-site solar installations — would not be financially feasible without the help of government incentives. In some cases, we do pay a premium for purchasing green power, although this is minimal. We consider improvement projects from all of our decentralized businesses and select those with the best financial returns and GHG reductions. Climate change is a global problem and we're looking for opportunities to reduce GHG emissions at all of our facilities in both developed and developing countries.

OUR PUBLIC ADVOCACY Johnson & Johnson was a charter member of both The Climate Group (based in the United Kingdom) and the World Resources Institute (WRI) Green Power Market Development Group. We participate in the WWF™ Climate



GREEN POWER

In 2006, Johnson & Johnson was named the Green Power Partner of the Year by the U.S. Environmental Protection Agency and Department of Energy. It is the fifth year in a row the Company has received a Green Power award.

Left: Roof-mounted solar photovoltaic system, Johnson & Johnson Pharmaceutical Research & Development, L.L.C., La Jolla, California.



This 234-kilowatt solar tracking system provides electricity for the Johnson & Johnson World Headquarters, located in New Brunswick, New Jersey. Completed in 2006, it is mounted on top of the employee parking garage.

Savers program and the WRI Climate Northeast program. We support the Carbon Disclosure Program, and we have been making annual reports since 2004. Johnson & Johnson has publicly called for the establishment of a long-term production tax credit for renewable energy projects in the United States. Demand for renewable energy is bound to increase, and we believe that governments need to provide predictable, long-term incentives to drive an increase in supply. In 2006, Johnson & Johnson also sent a letter to the governor of California supporting a bill that would require industry reporting and verification of GHG emissions and a state limit on GHG equivalent to 1990 levels. The intent of the bill, which was later passed, was consistent with our policy on climate change.

OUR BUSINESS SUCCESS GHG and energy reductions make good business sense for the Company. We have achieved significant cost savings from energy conservation and CO_2 reduction projects. The energy efficiency program has resulted in an estimated $30 million annualized savings over the last 10 years and our GHG reduction projects are achieving an average 16 percent internal rate of return.

REDUCING OUR ENERGY/GHG FOOTPRINT

LANDFILL GAS RECOVERY & COGENERATION ALZA Corporation partnered with the city of Mountain View, California, U.S., to purchase methane gas from a closed municipal landfill. ALZA constructed a pipeline to carry gas from the landfill to three 1-megawatt generators that supply electricity and hot water to ALZA's six largest buildings in Mountain View. The project, which came online in several phases during 2006, produced 14,300 megawatt-hours of electricity in 2006, offsetting 5,200 metric tons of CO_2, equivalent to the electrical usage of 1,700 homes or taking 1,000 cars off the road for a year.

SOLAR Johnson & Johnson is the second largest corporate user of on-site solar energy in the United States, according to WRI. Our first system was installed in 2001, and we continue to implement solar projects today. In 2006, we neared completion of a 260-kilowatt rooftop system for a research and development facility in La Jolla, California, U.S., and began design of a 1.1-megawatt ground-mounted solar tracking system in Vacaville, California, U.S. The Vacaville solar field will be the largest privately owned system in California and will provide 50 percent of the electric load during peak hours to our pharmaceutical manufacturing facility. With the anticipated completion of that project in May 2007, Johnson & Johnson operating companies will have 3.5 megawatts of solar photovoltaic panels installed in the United States.

EQUIPMENT UPGRADES Janssen Pharmaceutica NV, in Geel, Belgium, achieved a significant energy reduction by upgrading old equipment. Standard refrigerant chillers in use at the facility consumed about 52 percent of the plant's total electrical energy. By replacing three of these with two ammonia-operated chillers, as well as automating all plant utility systems, the plant expects to save $374,000 in energy costs and avoid 1,061 metric tons of CO_2 emissions annually. Other benefits to the plant were

In 2006, Johnson & Johnson companies completed 20 capital projects through the GHG-reducing capital funding process. After a full year of operation, these projects will realize an estimated 34,500 metric tons of CO_2 reduction.

Johnson & Johnson has four facilities certified under the Leadership in Energy & Environmental Design (LEED) Green Building Rating System® of the U.S. Green Building Council, which recognizes the implementation of sustainable design principles into both existing facilities and new construction.

significant noise reductions, a $43,000 decrease in annual maintenance costs and the avoidance of future carbon taxes.

REDUCING FLEET EMISSIONS

The Company's worldwide fleet consists of approximately 36,000 owned or leased vehicles used by our sales and management staff. The operation of these vehicles accounts for an estimated 250,000 metric tons of CO_2 emissions. At present, we do not include fleet emissions in our reporting of worldwide CO_2 emissions because we do not have the same degree of precision in this measurement. Ongoing efforts are in place to improve our tracking of the CO_2 emissions generated by our fleet.

Our Healthy Planet 2010 goal is to reduce total CO_2 emissions per kilometer driven by 30 percent. To realize this objective, we have established minimum fuel efficiency requirements (by vehicle category) for the purchase of fleet vehicles. In addition, we are actively incorporating hybrid electric cars and ethanol-fueled vehicles in the fleet. At year-end 2006, the U.S. fleet had 554 hybrid vehicles on the road with another 91 on order. By the end of 2007, we plan to have at least 1,000 hybrid vehicles on the road.

Despite our recent efforts, we have not seen an overall improvement in the emissions per distance driven. With the continued market demand for efficiency improvements and additional hybrid models in alignment with our purchasing strategy, we are planning to make significant progress over the next couple of years.

CONSERVING WATER

Along with climate change, diminishing supplies of clean, potable water is another important environmental challenge that we face going forward. There are competing demands for freshwater supplies due to population growth, droughts and aging municipal infrastructure. Looking to the future, the Company's challenge will come from our business goal to continue increasing sales while achieving a better than 10 percent absolute reduction in water usage. Johnson & Johnson will realize cost savings for facilities deploying best practices and reducing the energy required for heating, pumping and treating water.

The Healthy Planet 2010 goal is to reduce the use of fresh water through the implementation of economically viable water conservation projects. Our target is an absolute reduction of 10 percent compared to a 2005 baseline. Although at the end of 2006 our absolute water consumption had increased by seven percent, we are optimistic that water conservation projects planned for the goal period will begin moving us in the right direction again by the end of 2007.

Pharmaceuticals in the Environment

Over the last decade, more sensitive analytical equipment and procedures enabled chemists to detect and quantify trace levels of human pharmaceuticals and animal health products in surface waters at extremely low levels that were previously undetectable. Some public concern has been expressed over potential risks to human health or aquatic organisms as a result of pharmaceuticals in the environment (PIE). Efforts by the pharmaceutical industry trade association, PhRMA, as well as individual pharmaceutical companies have already resulted in published drinking water risk assessments for many active pharmaceutical ingredients.

Johnson & Johnson has established a PIE committee to ensure that our pharmaceutical products are evaluated for potential environmental effects. We have provided information to external organizations that have begun to evaluate and communicate about environmental risk assessment for PIE, such as the voluntary labeling system of human medicines in Sweden. Johnson & Johnson is actively participating with others in the pharmaceutical industry, nongovernmental organizations, government and academia to better identify, prioritize and communicate PIE issues and risks.

A Vital Resource – Water

Ethicon, Inc. in San Lorenzo, Puerto Rico, recognizes the importance of water as a vital resource. Through the adoption of new HVAC cleaning technology, the facility achieved a 34 percent reduction in daily wastewater discharge, corresponding to $83,900 in savings annually. The new technology also helps eliminate bacterial growth, minimizes corrosion and scaling, which improves heat transfer. Overall, these additional benefits help to reduce energy needs and could potentially extend the useful lifetime of the equipment.



Water Use 2003-2006
Million m³
12.4
11.0
11.2
11.6
03 04 05 06
Indexed to Sales (m³/$1,000 sales)
0.30
0.23
0.22
0.22
03 04 05 06

EXHIBIT D

Climate Friendly Energy Policy

As indicated in our Next Generation Goals, adopted in 2000, it is the responsibility of each Company/Business Unit to meet our greenhouse gas reduction goal of 4% reduction by 2005 and a 7% reduction by 2010, in absolute terms with 1990 as a base year.

The pathways for a climate friendly energy policy include five elements:

- Energy efficiency improvements in all of our operations
- Cogeneration: on-site generation of electricity and recovery of the waste heat for overall efficiencies of 80+%
- On-site renewable energy that produces no CO_2 emissions
- Renewable electricity purchases
- Carbon trading and sequestration

The Johnson & Johnson businesses worldwide will adopt this climate friendly energy policy to reduce our operating costs, meet our emerging legal and societal obligations and improve the environment for all of us and future generations.

Last Updated: October 25, 2006

action fund
management, LLC
12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

January 4, 2008

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to Johnson & Johnson; Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentleman,

On behalf of the Free Enterprise Action Fund ("FEAOX"), attached please find six (6) copies of FEAOX's response to a December 21, 2007 request by Johnson & Johnson for a no-action letter from the Staff in connection with the above-captioned shareowner proposal. Action Fund Management, LLC is the investment adviser to the FEAOX and is authorized to act on behalf of the FEAOX.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Enclosures

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440

RECEIVED
2008 JAN -7 PM 4:02
FICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 4, 2008

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to Johnson & Johnson under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the Free Enterprise Action Fund ("FEAOX") in response to a December 21, 2007 request from Johnson & Johnson ("JNJ") to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal.

Action Fund Management, LLC is the investment advisor to the FEAOX and is authorized to act on its behalf in this matter.

We believe that JNJ's request is without merit and that there is no legal or factual basis for JNJ to exclude the Proposal from its 2008 Proxy Materials.

Finally, we request that Mr. Thomas J. Kim, chief counsel of the Division of Corporation Finance and a former attorney for the General Electric Company, formally recuse himself from any role in this matter.

I. JNJ has not substantially implemented the Proposal.

The Proposal requests that JNJ prepare a Global Warming report that describes and discusses,

> *...how action taken to date by Johnson & Johnson to reduce its impact on global climate change has affected global climate in terms of any changes in mean global temperature and any undesirable climatic and weather-related events and disasters avoided.*

None of the reports cited by JNJ — including (1) the "Johnson & Johnson Energy and Climate Change" report; (2) its 2006 Sustainability Report; and (3) its "Climate Friendly Energy Policy" report — in any way satisfy the Proposal's request.

There is no mention in any of the reports of the impacts on global climate of the actions taken to date by JNJ. The report contains no mention of JNJ's impacts on any changes in global mean temperature or any undesirable climatic and weather events avoided.

As the Proposal makes clear, there is reason to believe that JNJ's actions to reduce its greenhouse gas emissions may have no impact on global climate. Since JNJ touts its actions as a "climate friendly energy policy," shareholders should be able to learn precisely how "climate friendly" JNJ's actions actually are.

II. Thomas Kim should recuse himself from this matter.

We request that Thomas Kim, chief counsel of the Staff, recuse himself from this matter because he is a former attorney for the General Electric Company ("GE") and he may be biased against the FEAOX because of its shareholder activities.

While Mr. Kim was employed by GE:

- The Staff twice refused to grant GE no-action requests on global warming shareholder proposals filed by the FEAOX;
- FEAOX re-filed its global warming proposal on October 30, 2007 while Mr. Kim may still have been employed by GE;
- A member of Gibson, Dunn & Crutcher, GE's law firm, was sanctioned by his employer for sending an obscene e-mail to the FEAOX related to a shareholder proposal filed with GE. *See* http://blogs.wsj.com/law/2007/02/12/law-blog-email-of-the-day-by-gibson-dunns-larry-simms/.
- GE joined the U.S. Climate Action Partnership, many members of which have received shareholder proposals from the FEAOX.

III. Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject JNJ's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and JNJ and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to JNJ and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from JNJ or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or JNJ's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

cc: Steven M. Rosenberg, JNJ
Elizabeth Ising, Gibson, Dunn & Crutcher

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 22, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson & Johnson
Incoming letter dated December 21, 2007

The proposal requests that the board prepare a global warming report.

There appears to be some basis for your view that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Johnson & Johnson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Greg Belliston

Greg Belliston
Special Counsel

END